                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                          RESOURCES CONNECTION, INC.
    ----------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                   76122Q105
    ----------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
    ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



    Check the appropriate box to designate the rule pursuant to which this
                              Schedule is filed:

    [_]  Rule 13d-1(b)

    [_]  Rule 13d-1(c)

    [X]  Rule 13d-1(d)


-------------------------
 CUSIP No. 76122Q105               13G
-------------------------

  _____________________
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
  CUSIP No.  76122Q105                   13G
-----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Donald Brian Murray
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,310,943 shares of common stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0 shares of common stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,310,943 shares of common stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0 shares of common stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,310,943 shares of common stock (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IN
------------------------------------------------------------------------------

(1) The registered owner of the 1,310,943 shares of common stock of Resources Connection, Inc. described herein (the "Shares") is The Murray Family Trust. Donald Brian Murray disclaims beneficial ownership of the Shares except to the extent of his interest therein pursuant to his voting and dispositive powers as co-trustee of The Murray Family Trust. This Schedule 13G shall not be deemed an admission that Donald Brian Murray is the beneficial owner of the Shares for any purpose.


__________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------
  CUSIP No.  76122Q105                   13G
-----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Carol Eileen Murray
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,310,943 shares of common stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0 shares of common stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,310,943 shares of common stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0 shares of common stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,310,943 shares of common stock (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      6.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IN
------------------------------------------------------------------------------

(2) The registered owner of the 1,310,943 shares of common stock of Resources Connection, Inc. described herein (the "Shares") is The Murray Family Trust. Carol Eileen Murray disclaims beneficial ownership of the Shares except to the extent of her interest therein pursuant to her voting and dispositive powers as co-trustee of The Murray Family Trust. This Schedule 13G shall not be deemed an admission that Carol Eileen Murray is the beneficial owner of the Shares for any purpose.


__________________________

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)   NAME OF ISSUER:

           Resources Connection, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           695 Town Center Drive, Sixth Floor, Costa Mesa, California 92626

ITEM 2(a)   NAME OF PERSONS FILING:

           Donald Brian Murray
           Carol Eileen Murray

           The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated January 12, 2001 among the Reporting Persons is set forth in
           Exhibit II hereto and is incorporated herein by reference. The Reporting Persons are Donald Brian Murray, an individual, and Carol Eileen Murray, an individual.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           c/o Resources Connection, Inc., 695 Town Center Drive, Sixth Floor, Costa Mesa, California 92626

ITEM 2(c)   CITIZENSHIP:

           Donald Brian Murray is a citizen of the United States of America. Carol Eileen Murray is a citizen of the United States of America.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e)   CUSIP NUMBER:

           76122Q105

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           N/A

ITEM 4   OWNERSHIP:

           (a)  Amount Beneficially Owned:

                   Donald Brian Murray: 1,310,943 shares (see cover page)(1) Carol Eileen Murray: 1,310,943 shares (see cover page)(2)

                   Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, each of the Reporting Persons is deemed to be the beneficial owner of 1,310,943 shares of the Issuer's common stock held in The Murray Family Trust, a trust of which each Reporting Person is a co-trustee.(1)(2)

       (b)  Percent of Class:

                   Donald Brian Murray:  6.0% (see cover page)(1)
                   Carol Eileen Murray:  6.0% (see cover page)(2)

                   Each Reporting Person beneficially owns 6.0% of the Issuer's common stock.(1)(2)

       (c)  Number of Shares as to which such person has:

            (i)    sole power to vote or to direct the vote:

                   Donald Brian Murray: 1,310,943 shares (see cover page)(1) Carol Eileen Murray: 1,310,943 shares (see cover page)(2)

                   Each Reporting Person has the sole power to vote or to direct the vote of an aggregate of 1,310,943 shares of the Issuer's common stock.

            (ii)   shared power to vote or direct the vote:

                   Donald Brian Murray: 0 shares (see cover page)(1) Carol Eileen Murray: 0 shares (see cover page)(2)

                   Each Reporting Person has shared power to vote or to direct the vote of an aggregate of 0 shares of the Issuer's common stock.

            (iii)  sole power to dispose or to direct the disposition of:

                   Donald Brian Murray: 1,310,943 shares (see cover page)(1) Carol Eileen Murray: 1,310,943 shares (see cover page)(2)

                   Each Reporting Person has sole power to dispose or to direct the disposition of an aggregate of 1,310,943 shares of the Issuer's common stock.

            (iv)   shared power to dispose or to direct the disposition of:

                   Donald Brian Murray: 0 shares (see cover page)(1) Carol Eileen Murray: 0 shares (see cover page)(2)

                   Each Reporting Person has shared power to dispose or to direct the disposition of an aggregate of 0 shares of the Issuer's common stock.

     (1) Donald Brian Murray disclaims beneficial ownership of the 1,310,943 shares of common stock of the Issuer described herein (the "Shares") except to the extent of his interest therein pursuant to his voting and dispositive powers as co-trustee of The Murray Family Trust. This statement shall not be deemed an admission that Donald Brian Murray is the beneficial owner of the Shares for any purpose. The stock certificate evidencing the Shares is issued in the name of The Murray Family Trust and The Murray Family Trust is the registered owner of the Shares.

     (2) Carol Eileen Murray disclaims beneficial ownership of the Shares except to the extent of her interest therein pursuant to her voting and dispositive powers as co-trustee of The Murray Family Trust. This statement shall not be deemed an admission that Carol Eileen Murray is the beneficial owner of the Shares for any purpose. The stock certificate evidencing the Shares is issued in the name of The Murray Family Trust and The Murray Family Trust is the registered owner of the Shares.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               N/A

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

               N/A

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               See Exhibit I.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

               N/A

ITEM 10   CERTIFICATION:

               N/A

                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

DATE:       February 14, 2001


                                      By: /s/ Donald B. Murray
                                          -----------------------
                                             Donald B. Murray


                                      By: /s/ Carol E. Murray
                                          ----------------------
                                             Carol E. Murray

                                   EXHIBIT I

Donald Brian Murray is an individual; Carol Eileen Murray is an individual.

                                  EXHIBIT II

                            JOINT FILING AGREEMENT
                            ----------------------

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Resources Connection, Inc. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2001.


                                      By: /s/ Donald B. Murray
                                          -----------------------
                                             Donald B. Murray


                                      By: /s/ Carol E. Murray
                                          ----------------------
                                             Carol E.. Murray

                                      11